

Mail Stop 4561

December 16, 2008

Via U.S. Mail and facsimile to (408) 947-6910

Walter T. Kaczmarek
Chief Executive Officer
Heritage Commerce Corp
150 Almaden Boulevard
San Jose, CA 95113

> **Re: Heritage Commerce Corp**
> **Form 10-K**
> **Filed March 17, 2008**
> **File No. 000-23877**

Dear Mr. Kaczmarek:

　　We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 11. Executive Compensation

General

1.　　We note that you rely on a peer group when benchmarking executive compensation. Please revise future filings to disclose the peer group component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2.　　You disclose that certain performance targets are used to establish annual cash-based incentive compensation (i.e., net income, total average assets, efficiency ratio and return on assets). However, you do not disclose the specific target amounts that need to be achieved. This should be disclosed so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. Please tell the staff, and in future filings disclose, the performance targets used to establish compensation. Please do this whether or not the targets are met. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation in your response supporting your conclusion. To the extent you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer to Question 118.04 of Item 402(b) of Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Management, page 17 of DEF 14A

3.   Please tell the staff, and in future filings disclose, whether loans entered into with related parties were made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to the Instructions to Item 404(a) of Regulation S-K.

4.   In future filings, please include the total dollar volume of loans outstanding at year end, described in the last paragraph.

Exhibits

General

5.   It does not appear that the agreements discussed on page 17 of the Definitive Proxy Statement on Schedule 14A, filed April 7, 2008, are filed as exhibits to the Form 10-K. Please advise us how you determined that these agreements need not be filed as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Exhibits 31.1 and 31.2

6.   Certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601 of Regulation S-K. Your certifications, both in the Form 10-K and in your subsequent Forms 10-Q, include inappropriate modifications. Please confirm that the certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard.

                    *   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3421 with any questions.

Sincerely,

David S. Lyon
Senior Financial Analyst